UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2019

DF Growth REIT, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10912

Delaware	83-1263155
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification Number)

750 B Street
Suite 1930
San Diego, CA 92101	(858) 430-8528
(Address of principal	Issuer’s telephone number,
executive offices)	including area code

Item 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

The Company began operating on November 1, 2018. As of June 30, 2019, the Company had invested a total of $1,682,500 in five separate projects managed by our Sponsor:

Project	Investment
The Sardinia Group, Inc.	$75,000
DiversyFund Park Blvd LLC	$500,000
DF Summerlyn LLC	$492,500
DF Kenwood LLC	$240,000
Diversyfund Monterey LLC	$375,000

As of June 30, 2019 the Company has not received any distributions from any of these projects and has not made any distributions to its owners.

For the period from January 1, 2019 through June 30, 2019 (i) the net taxable income of the Company was less than zero, (ii) the real estate investment trust taxable income of the Company was less than zero, and (iii) the Company had no net income from foreclosure property.

The following presents our cash flows for the period January 1, 2019 through June 30, 2019:

Cash provided by (used in)
Operating activities (general and administrative expenses):	$(25,524)
Investing activities:	(1,502,500)
Financing activities:	783,000
Net increase in cash and cash equivalents	(745,024)
Cash and cash equivalents, beginning of period	781,494
Cash and cash equivalents, end of period	36,470

Liquidity & Capital Resources

The Company is seeking to raise up to $50,000,000 of capital in the Offering by selling Class A Investor Shares. As of June 30, 2019, the Company had raised $1,907,500.00, of which approximately $783,000 was raised from January 1, 2019 through June 30, 2019.

The Company does not currently have any unfunded capital commitments. We expect to deploy almost all of the capital we raise in the Offering in making real estate investments. Should we need more capital for any reason, we could either sell more Class A Investor Shares or sell other classes of securities. In selling Class A Investor Shares or other securities, we might be constrained by the securities laws. For example, we are not allowed to sell more than $50,000,000 of securities using Regulation A during any period of 12 months.

Trend Information

The Company believes the near and intermediate-term outlook for multifamily assets remains positive, for the following reasons, among others:

●	The multifamily sector demonstrates superior absolute and risk-adjusted performance compared to most major property types in the NCREIF1 Property Index.

●	Total returns, earnings growth and vacancy rates of the multifamily sector offer lower volatility compared to other real estate sectors.

●	For the past thirty years, multifamily investment held by institutional investors has been performing at a higher total return with less variance than any other property type.

●	Population growth is expected to to create an additional 15 million new renters over the next 15 years.

●	We believe the multifamily sector will continue to benefit from the challenges facing the single-family home market, which faces tighter underwriting standards.

At the same time, we are closely monitoring the multifamily sector for signs of over-heating.

Recent headlines have also raised concerns over a general slowdown in the U.S. economy, if not a recession, caused by factors including the trade war with China.

Item 2

Other Information

None.

Item 3

Financial Statements

DF Growth REIT, LLC.

DF Growth REIT, LLC.

Balance Sheet

As of June 30, 2019

June 30, 2019
ASSETS
Cash and Cash Equivalents	$36,470
Distribution Receivable	7,700
Total Real Estate Equity Investments, Net	1,307,500
Real Estate Debt Investments	375,000
Other Assets	100,000
Total Assets	$1,826,670

LIABILITIES & SHAREHOLDER EQUITY

LIABILITIES
Accounts Payable	$19,697
Dividends Payable	7,644
Total Liabilities	$27,341

STOCKHOLDERS AND EQUITY
Equity:
Common Shares $10.00 par value; 5,000,000 shares authorized; 190,750 shares issued and outstanding, net of offering costs as of June 30, 2019	$1,907,500
Contribution from Sponsor	500
Accumulated Deficit	(108,671)
Stockholders’ Equity	$1,799,329

Total Liabilities & Stockholders’ Equity	$1,826,670

The accompanying notes are an integral part of these financial statements

DF Growth REIT, LLC.

Statements of Operations

For the period from January 1, 2019 through June 30, 2019

For the Period from January 1, 2019 through June 30, 2019
Revenues
Distribution Income, net	$7,700
Total revenues	7,700

Operating Expenses
General and administrative expenses	38,302
Total operating expenses	38,302
Operating Loss	(30,602)
Net Loss	$(30,602)

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC.

Statements of Stockholders’ Equity

For the period from January 1, 2019 through June 30, 2019

	Common Stock		Accumulated	Total Stockholders’
	Shares	Amount	Deficit	Equity
December 31, 2018	112,450	$1,125,000	$(70,425)	$1,054,575
Proceeds from issuance of common stock	78,300	783,000	-	783,000
Distributions declared on common stock			(7,644)	(7,644)
Net loss	-	-	(30,602)	(30,602)
Balance as of June 30, 2019	190,750	$1,908,000	$(108,671)	$1,799,329

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC.

Statement of Cash Flows

For the period from January 1, 2019 through June 30, 2019

For the Period from January 1, 2019 through June 30, 2019
OPERATING ACTIVITIES:
Net loss	$(38,302)
Increase in Accounts Payable	12,778
Net cash used in operating activities	(25,524)
INVESTING ACTIVITIES:
Purchase of real estate and improvements to real estate	(1,502,500)
Net cash used in investing activities	(1,502,500)
FINANCING ACTIVITIES:
Proceeds from the issuance of common stock, net of syndication costs	783,000
Net cash provided by financing activities	783,000

Net increase in cash and cash equivalents	(745,024)
Cash and cash equivalents, beginning of period	781,494
Cash and cash equivalents, end of period	36,470

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC.

Notes to the Financial Statements

June 30, 2019

Note 1 – Formation and Organization

DF Growth REIT, LLC. (the “Company”) is a Delaware corporation formed on July 16, 2018, that builds wealth by investing in cash-flowing apartment buildings along with single and multi-family properties. Our focus is on long-term capital appreciation from the renovation and repositioning of these multi-family properties. The use of the terms the “Company,” “we,”, “us,” or “our” in this Annual Report refer to DF Growth REIT, LLC., unless the context indicates otherwise. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2019.

The Company is externally managed by DF Manager, LLC., (“Manager”), which is a subsidiary of the Company’s sponsor, DiversyFund, Inc. (“Sponsor”).

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $50,000,000 in shares of common stock, the purchase price for all shares was $10.00 per share as of June 30, 2019. The Offering was qualified by the SEC on November 13, 2018, and we commenced operations on November 13, 2018. As of June 30, 2019, we had issued 190,750 shares of our common stock for an aggregate purchase price of $1,907,500. The Company has the authority to issue 5,000,000 shares of common stock.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated balance sheet, statement of operations, statement of stockholders’ equity, statement of cash flows and related notes to the consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company has adopted a calendar year basis of reporting.

GAAP requires any subsidiaries, investments, or affiliates under the Company’s control to be consolidated.

All significant intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic concentration

As of June 30, 2019, the Company’s investments in real estate operate in California and Texas. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and has sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of June 30, 2019, the Company held investments in five entities, which were evaluated under the VIE model and were not consolidated because the Company was not determined to be the primary beneficiary. These investments are not carried on the equity method because of the Company’s minority interest.

As of June 30, 2019, the Company held investments in five entities, which were evaluated under the VOE model and are not consolidated because the Company is not able to exercise substantial influence in the entity operations.

Income Taxes

The Company intends to operate and be taxed as a REIT for federal income tax purposes beginning the year ended June 30, 2019. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2019.

As of June 30, 2019, $7,633.75, in distributions have been declared to stockholders and paid on July 15th. The Company expects its future distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the stockholders’ basis in the shares of common stock. To the extent that distributions exceed both current and accumulated earnings and profits and the stockholders’ basis in shares of common stock, they will generally be treated as a gain or loss upon the sale or exchange of our stockholders’ shares of common stock. When we begin to make distributions to our stockholders, we will report the taxability of such distributions in information returns that will be provided to our stockholders and filed with the Internal Revenue Service in the year following such distributions. This information will be provided annually beginning in the first year that distributions occur.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are one year or less.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor. For the period January 1, 2019 through June 30, 2019, the Company recorded reimbursements of expenses of $0, respectively.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

Purchase Accounting for Acquisitions of Real Estate

Effective November 13, 2018, (Inception) the Company adopted the provisions of Accounting Standard Update 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired is consistent with the techniques used in a business combination.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

At June 30, 2019, the Company determined that there was no impairment of long-lived assets.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make required rent payments. At June 30, 2019, there was zero balance in the allowance for doubtful accounts. The Company records bad debt expense as a reduction of rental income and/or tenant reimbursements.

Depreciation and Amortization

Depreciation of assets is computed on the straight-line method over the estimated useful life of the asset. Depreciation of buildings is computed on the straight-line method over an estimated useful life of 30 years. Site improvements and certain building improvements are depreciated on the straight-line method over an estimated useful life of 10 years and depreciation of furniture, fixtures and equipment is computed on the straight-line method over an estimated useful life of 5 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense amounted to approximately $0 for the period January 1, 2019 through June 30, 2019.

Advertising costs

The Company’s policy is to expense advertising costs when incurred. Such costs incurred for the period January 1, 2019 through June 30, 2019 were $0.

Deferred Financing Costs

Mortgage costs are deferred and amortized using the straight-line method which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations. At June 30, 2019, deferred financing costs amounted to $0, net of accumulated amortization. The Company presents unamortized deferred financing costs as a direct deduction from the carrying amount of the related debt liability.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

Note 3 – Investments in Real Estate

The following table presents the Company’s acquisitions of real estate during the period from January 1, 2019 through June 30, 2019:

Description of Property	Date acquired	Ownership Percentage	Contract Purchase Price	Terms of Payment	Real Estate Acquisition Costs
The Sardinia Group, Inc.	December 31, 2018	25.8%	$75,000	Cash	$-
San Diego, CA
DiversyFund Park Blvd. LLC	December 31, 2018	19.1%	$500,000	Cash	$-
San Diego, CA
DF Summerlyn LLC	March 21, 2019	18.9%	$492,500	Cash	$-
Killeen, TX
DF Kenwood LLC	May 28, 2019	82.8%	$240,000	Cash	$-
Corsicana, TX
Totals for 2019			$1,307,500		$-

The following table details the allocation of the purchase price for the Company’s acquisitions of real estate during the period from January 1, 2019 through June 30, 2019:

Description of Property	Land	Building	Total
The Sardinia Group, Inc.	$75,000	$-	$75,000
San Diego, CA
DiversyFund Park Blvd LLC	$500,000	$-	$500,000
San Diego, CA
DF Summerlyn LLC	$-	$492,500	$492,500
Killeen, TX
DF Kenwood LLC	$-	$240,000	$240,000
Corsicana, TX
Totals for 2019	$575,000	$732,500	$1,307,500

Minimum Future Rents

The rental properties owned at June 30, 2019, are principally leased under 12-month operating leases with certain tenant renewal rights.

Note 4 – Commercial Real Estate Debt Investments

As of June 30, 2019, our debt related investment was not considered impaired, and no impairment charges were recorded in the financial statements. We believe the fair value of the debt investment reasonably approximates to the carrying value of the debt investment as of June 30, 2019. We had invested in one debt related investment as of June 30, 2019. The following table describes our debt related investment activity for the period January 1, 2019 through June 30, 2019:

Investment in Debt:	Amount
Balance at beginning of period	$100,000
Diversyfund Monterey LLC	275,000
Principal repayments	0
Amortization of deferred fees, costs, and discounts/premiums	0
Balance as of June 30, 2019	$375,000

The following tables present the Company’s investments in debt securities, as of June 30, 2019:

As of June 30, 2019:

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by Investment Type
Commercial Property	1	$375,000	$375,000	10.00%	100.00%

The following tables present certain information about the Company’s investments in debt securities, as of June 30, 2019, by contractual maturity grouping:

As of June 30, 2019:

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Commercial Property	1	$0	$375,000	$0	$0

Credit Quality Monitoring

The Company’s preferred equity investments that earn interest based on debt-like terms are typically secured by interests in entities that have interests in real estate. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered an investment for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2019, the investment is considered to be performing and no allowance for loan loss has been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

Note 5 – Distributions

Investor distributions are determined by each shareholders’ investment of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to shareholders and distributions relating to the Sponsor and its affiliates for the six months ended June 30, 2019

Distribution Period	Declaration Date	Daily Distribution per Common Share	Annualized Yield	Total Amount of Distribution	Paid/Reinvested as of June 30, 2019	Payment Date
June 1, 2019 through June 30,2019	6/30/2019	0.00133406	5.00%	$7,644	$-	7/15/2019
July 1, 2019 through July 31,2019	7/31/2019	0.00115654	5.00%	9,597	-	8/15/2019
Total				$17,241

(1)	Distributions are paid or reinvested on the 15th of the following month after the distribution period.

Note 5 – Distributions

Investor distributions are determined by each shareholders’ investment of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to shareholders and distributions relating to the Sponsor and its affiliates for the six months ended June 30, 2019

Distribution Period	Declaration Date	Daily Distribution per Common Share	Annualized Yield	Total Amount of Distribution	Paid/Reinvested as of June 30, 2019	Payment Date
June 1, 2019 through June 30,2019	6/30/2019	0.00133580	5.00%	$7,644	$-	7/15/2019
July 1, 2019 through July 31,2019	7/31/2019	0.00115654	5.00%	9,597	-	8/15/2019
Total				$17,241

(1)	Distributions are paid or reinvested on the 15th of the following month after the distribution period.

Note 6 – Related Party Arrangements

DF Manager, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the acquisition and management of the Company’s real estate investments.

The Manager will not be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will not reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will not reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company.

DiversyFund, INC, Sponsor

DiversyFund, Inc, is the Sponsor of the Company and has contributed $500 in capital as of June 30, 2019.

The Sponsor receives an investment waterfall payment in connection with the acquisition and management of the Company’s real estate investments.

Executive Officers of our Manager and Sponsor

As of the date of this Annual Report, our executive officers are as follows:

Name	Position
Craig Cecilio	Chief Executive Officer
Alan Lewis	Chief Investment Officer

Craig Cecilio has served as our Chief Executive Officer of our Sponsor and Manager since its inception.

Alan Lewis has served as the Chief Investment Officer of our Sponsor and Manager since its inception.

Note 7 – Economic Dependency

Under various agreements, the Company has engaged or will engage DF Manager, LLC to provide certain services to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon DF Manager, LLC. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 8 – Commitments and Contingencies

Legal Proceedings

As of June 30, 2019, we were not named as a defendant in any active or pending litigation.

Note 9 – Subsequent Events

Management has evaluated subsequent events through the date of these financial statements were available to be used. Based on our evaluations, the Company had the following subsequent events:

DiversyFund Monterey LLC

On July 9, 2019, the Company made an additional debt investment of $80,000. On August 1, 2019, the Company made an additional debt investment of $15,000. On August 23, 2019, the Company made an additional debt investment of $57,000. As of September 10, 2019, the Company has made a total debt investment of $527,000.

DiversyFund Park Blvd., LLC

On July 9, 2019, the Company made an additional equity investment of $75,000. On July 17, 2019, the Company made an additional equity investment of $50,000. On August 8, 2019, the Company made an additional equity investment of $50,000. On August 13, 2019, the Company made an additional equity investment of $5,000. On August 29, 2019, the Company made an additional equity investment of $8,000. As of September 10, 2019, the Company has made a total equity investment of $688,000.

DF Summerlyn, LLC

On July 18, 2019, the Company made an equity investment to acquire property regarded as DF Sumerlyn LLC of $50,000. On August 14, 2019, the Company made an additional equity investment of $10,000. On August 26, 2019, the Company made an additional equity investment of $750,000. On August 29, 2019, the Company made an additional equity investment of $22,000. As of September10, 2019, the Company has made a total equity investment of $1,324,500.

DF Kenwood, LLC

On July 19, 2019, the Company made an equity investment to acquire property regarded as DF Kenwood LLC of $175,000. On August 29, 2019, the Company made an additional equity investment of $50,000. On September 6, 2019, the Company made an additional equity investment of $10,000. As of September 10, 2019, the Company has made a total equity investment of $475,000.

Item 4

Exhibits

Exhibit 1A-2A	Certificate of Formation.*

Exhibit 1A-2B	LLC Agreement – The agreement by and among the Company and all of its members captioned “Limited Liability Company Agreement” and dated August 1, 2018.*

Exhibit 1A-2C	Authorizing Resolution – The resolution adopted by the Manager creating the Class A Investor Shares.*

Exhibit 1A-6A	Investment Agreement – The agreement to be signed by each Investor to acquire a Class A Investor Shares.*

Exhibit 1A-6B	Management Agreement – The agreement captioned “Management Services Agreement” by and between the Company and the Manager dated August 1, 2018.*

Exhibit 1A-8	Escrow Agreement – The Agreement captioned “Escrow Services Agreement” with Prime Trust, LLC.*

*	All Exhibits are incorporated by reference to those previously filed.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DF Growth REIT, LLC

	By:	DF Manager, LLC, as Manager

	By:	DiversyFund, Inc., as Manager

September 25, 2019	By	/s/ Craig Cecilio
Craig Cecilio, Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alan Lewis
Alan Lewis
Director and Chief Investment Officer of DiversyFund, Inc.
September 25, 2019

/s/ Craig Cecilio
Craig Cecilio
Director and Chief Executive Officer of DiversyFund, Inc.
September 25, 2019